SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________
SCHEDULE TO

Amendment No. 2

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

________________

InvenTrust Properties Corp.
(Name of Subject Company (Issuer))

Liquidity Partners Trust I
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

46124J 102
(CUSIP Number of Class of Securities)

Jordan Fishfeld
CFX Direct, LLC
226 W Ojai Ave #101-512
 Ojai, CA 93023
(646) 883-2396
 (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Patrick Daugherty Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-5178	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306 (414) 297-5596
________________
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$3,100,000	$385.95

*
Estimated for purposes of calculating the filing fee only.  This amount assumes the purchase of 2,000,000 shares of common stock, par value $0.001 per share at a purchase price equal to $1.55 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001245 of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$385.95	Filing Party:	LPT Investors, LLC
Form or Registration No.	Schedule TO	Date Filed:	October 30, 2017
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third‑party tender offer subject to Rule 14d‑1.
☐            issuer tender offer subject to Rule 13e‑4.
☐            going‑private transaction subject to Rule 13e‑3.
☐            amendment to Schedule 13D under Rule 13d‑2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐            Rule 13e‑4(i) (Cross-Border Issuer Tender Offer)
☐            Rule 14d‑1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on October 30, 2017 (as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on December 1, 2017, the “Offer”) by Liquidity Partners Trust I, a Delaware statutory trust (the “Purchaser”), to purchase up to 2,000,000 shares of common stock, par value $0.001 per share (the “Shares”), of InvenTrust Properties Corp. (the “Company”), the subject company, at a purchase price of $1.55 per Share, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase (the “Offer to Purchase”) dated December 1, 2017 and the related Amended Transfer Agreement.

The Offer resulted in the tender by stockholders of a total of 90,996.302 Shares.  Purchaser has accepted all tendered Shares subject to verification of information provided by tendering stockholders.  Assuming the purchase of all the tendered Shares, the Purchaser will own an aggregate of approximately 216,058.722 Shares, or approximately 0.03% of the total outstanding Shares.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Liquidity Partners Trust I

By U.S. Bank Trust National Association As Trustee
By:	/s/ Carol Gunther
	Name:	Carol Gunther
	Title:	Authorized Representative

Date: January 2, 2018